Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

[START]

Warren Buffett, Chairman of the Board of Berkshire Hathaway, participated in an interview on The Charlie Rose Show that was broadcast on November 13, 2009. A transcription of a portion of the interview follows:

CHARLIE ROSE: You made some investments during [the period from the middle of 2008 to the middle of 2009].

WARREN BUFFETT: Right.

CHARLIE ROSE: General Electric, Goldman Sachs.

WARREN BUFFETT: Goldman Sachs.

CHARLIE ROSE: But you just pulled out the big elephant gun.

WARREN BUFFETT: Well, we may have used most of our powder on that one.

(LAUGHTER)

CHARLIE ROSE: You said I stretched to the last nickel for this one.

WARREN BUFFETT: Yes.

CHARLIE ROSE: Why did you do it?

WARREN BUFFETT: Well, I felt it was an opportunity to buy a business that is going to be around for 100 or 200 years, that’s interwoven with the American economy in a way that if the American economy prospers, the business will prosper. It is the most efficient way of moving goods in the country. It is the most environmentally friendly way of moving goods, and both those things are going to be very important.

But the biggest thing is the United States is going to do well. I mean, we can’t move the railroad to China or India. They haven’t figured out how to do that. So you know, it’s sort of like if you remember that song about New York— we have to make it here or we can’t make it anywhere.

CHARLIE ROSE: Frank Sinatra.

(LAUGHTER)

WARREN BUFFETT: But it does move 400 — it moves a ton of goods 470 miles on one gallon of diesel. It replaces — a train replaces 280 trucks on the road. It emits far less into the atmosphere that’s damaging than trucking, and it moves— I’m talking about the whole rail industry— it moves 40 percent of the goods.

CHARLIE ROSE: And you have new ports of entry like Houston that are bringing a lot of goods. . .

WARREN BUFFETT: Oh, sure.

CHARLIE ROSE: . . . through the Panama canal.

WARREN BUFFETT: And we’re going to have more people in this country and they’re going to be using more goods over time. And sure, there’s a bad year from time to time. In the next 100 years, there will probably be 15 bad years, and I don’t know what order they’ll appear, but I also know the railroads will be essential to the country.

CHARLIE ROSE: Now, when you called Charlie Munger and said I’m thinking about this, did he say right on, Warren? Or did he say, how about this?

WARREN BUFFETT: Well, if Charlie said “right on, Warren,” I would figure I had the wrong number. No, that would be a wrong number.

CHARLIE ROSE: That’s not the likely reply.

WARREN BUFFETT: That might be my wife or my, you know — but Charlie gave kind of a low-level grumble, and that is a real endorsement from Charlie.

CHARLIE ROSE: But I mean, he also pointed out, it is said, that, you know, there was— this was a regulated industry.

WARREN BUFFETT: Sure.

CHARLIE ROSE: This was an industry that was capital-intensive.

WARREN BUFFETT: Very capital-intensive.

CHARLIE ROSE: This was an industry. . .

WARREN BUFFETT: You spend money. . .

CHARLIE ROSE: That was unionized.

WARREN BUFFETT: It was unionized. You spend money in this business regularly every day. You’re spending a lot of money to repair track, add rolling stock, whatever it may be. So it’s capital-intensive, and it is regulated, and it will continue to be regulated, and it will continue to be capital-intensive.

I think that what the service provided by railroads is so important in many ways. I mean, it’s the right way to move goods around the country to the extent that you can do it. And it’s far, far more attractive in terms of global warming than using trucks, for example. So it will be here, and if we get a reasonable return on the added capital investment— because it will take added capital investment— we’ll do OK.

CHARLIE ROSE: Reasonable return is good enough?

WARREN BUFFETT: Reasonable return is good enough, Charlie. I mean, 50 years ago, I was looking for spectacular returns, but I can’t— I can’t get them. We have— we have eight or $10 billion to invest every year. And we’re in the utility business, and it’s the same thing there. When we build electric generation or something of the sort, we shouldn’t expect a spectacular return. We’re building things that are essential to society, and people need our services. They really don’t have any choice in the case of the electric utilities, for example, and sometimes in case of rail. And we should get a decent return on that. Enough to encourage us to keep putting money into the business, but we’re not entitled to spectacular returns.

CHARLIE ROSE: You carry coal?

WARREN BUFFETT: Well, that’s a big one in terms of tonnage, yes.

CHARLIE ROSE: And if, in fact, we wean ourselves off coal, is that a big problem?

WARREN BUFFETT: Well, we will wean ourselves off coal over time. We can’t change 40 percent of electric generation that goes— that comes from coal. We can’t change that next week or next month or next year, but we will reduce it over times, and we should reduce it over time.

CHARLIE ROSE: And you can add other things to carry and changes will be. . .

WARREN BUFFETT: There will be more grain to move, and there will be more all kinds — chemicals— or whatever it may be. There will be more things moving around this country 10 or 20 or 30 years from now.

CHARLIE ROSE: Knowing your idea about moats, is it a pleasing idea that no one is likely to get into the railroad business?

WARREN BUFFETT: If they wanted to reproduce the Burlington Northern Santa Fe, it might take $100 billion or so.

CHARLIE ROSE: And 100 billion years.

WARREN BUFFETT: They’d have to be a real sport.

(LAUGHTER)

CHARLIE ROSE: And they are also modernized today, are they not?

WARREN BUFFETT: Enormously. Enormously. The railroads— take a railroad like BNSF. They’re moving far more ton miles of product with less in the way of people, less in the way of fuel. Railroads have become far more efficient over the years. There were a million and a half people employed in the rail industry after World War II. Now there are about— less than 200,000 in the United States, and they’re moving far more goods. So it’s really become efficient. You watch those 130-unit trains double stacked. . .

CHARLIE ROSE: You had other railroad companies in your portfolio.

WARREN BUFFETT: Right.

CHARLIE ROSE: You’re selling them?

WARREN BUFFETT: I’ve already sold them. Yes. I’ve done that just to facilitate the transaction. I think they’re good investments, but I would have held them if this hadn’t happened.

***

CHARLIE ROSE: So if you look at Burlington Northern, is that— that was a big—that was a big sum.

WARREN BUFFETT: Yeah. And you don’t get bargains on things like that. It’s not cheap.

CHARLIE ROSE: But that was a bargain?

WARREN BUFFETT: No, it’s not a bargain.

CHARLIE ROSE: I didn’t think so. That’s what I’m asking you.

WARREN BUFFETT: No, but it’s a good asset to own for Berkshire over the next century.

CHARLIE ROSE: But does it restrict how many — suppose tomorrow a great thing came along that you didn’t know. Would you say, “oh, my God. . .”

WARREN BUFFETT: Well, it could happen. I mean, if the Union Pacific came along at half the price—you know, but I don’t worry about that sort of thing at all, Charlie.

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